UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )

WCF Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92940L103

(CUSIP Number)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 92940L103

1	Name Of Reporting Persons Western Standard LLC 26-2921385
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 128,798
	6	Shared Voting Power 0
	7	Sole Dispositive Power 128,798
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 128,798
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 5.03%
12	Type Of Reporting Person (See Instructions) IA

CUSIP NO. 92940L103

1	Name Of Reporting Persons Eric D. Andersen
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 128,798
	6	Shared Voting Power 0
	7	Sole Dispositive Power 128,798
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned By Each Reporting Person 128,798
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 5.03%
12	Type Of Reporting Person (See Instructions) IN, HC

Item 1	(a).	Name of Issuer: WCF Bancorp, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

WCF Bancorp, Inc. 401 Fair Meadow Drive Webster City, IA 50595 515-832-3071

Item 2	(a).	Name of Person Filing: This Schedule 13G is being filed on behalf of Western Standard, LLC and Mr. Eric D. Andersen (each, a “Reporting Person”).

Item 2	(b).	Address of Principal Business Office: For each Reporting Person, 5900 Wilshire Blvd, Suite 650, Los Angeles, CA 90036

Item 2	(c).	Citizenship: Western Standard, LLC is a California limited liability company. Mr. Andersen is a United States citizen.

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number: 92940L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership. For each Reporting Person:

(a) Amount beneficially owned: 128,798

(b) Percent of Class: 5.03% *

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 128,798

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 128,798

(iv) Shared power to dispose or to direct the disposition of: 0

*   According to the Form 10-Q file by the Issuer on November 14, 2018 for the quarterly period ended September 30, 2018, as of November 9, 2018, the Issuer had 2,561,542 shares of its common stock, par value $0.01 per share, issued and outstanding.

Two private funds sponsored and managed by Western Standard, LLC own the reported shares, but neither fund individually holds 5% of the Issuer’s securities. Western Standard, LLC as the investment adviser and general partner of the funds, and Eric D. Andersen as the managing member of Western Standard, LLC may also be deemed to beneficially own the securities owned by the funds, as each has the power to direct the disposition and voting of such securities. Pursuant to Rule 13d-4, Mr. Andersen and Western Standard, LLC each disclaim beneficial ownership of the securities owned by the funds.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen